UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2022

LMF ACQUISITION OPPORTUNITIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39927	85-3681132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 West Platt Street, Suite 100 Tampa, Florida	33606
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 222-8996

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one Warrant	LMAOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	LMAO	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LMAOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On September 28, 2022, LMF Acquisition Opportunities, Inc. (“LMAO”) issued a press release announcing that LMAO has filed a definitive proxy statement/prospectus with the SEC in connection with the previously announced proposed business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated April 21, 2022, (the “Merger Agreement”) by and among LMAO, LMF Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LMAO (“Merger Sub”), and SeaStar Medical, Inc., a Delaware corporation (“SeaStar Medical”).

The press release announced that LMAO will hold a special meeting of LMAO’s stockholders on October 18, 2022 (the “Special Meeting”) at which LMAO’s stockholders as of the September 23, 2022 record date will vote on the proposed Business Combination and other related matters.  The Special Meeting will be held at LMAO’s office located at 1200 W. Platt St., Suite 100, Tampa, Florida 33606, on October 18, 2022 at 10:00 a.m. Eastern Time. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Important Information About the Business Combination and Where to Find It

In connection with the business combination transaction, LMAO has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes the proxy statement relating to LMAO’s solicitation of proxies for the vote by LMAO’s stockholders with respect to the transaction, as well as the prospectus relating to the offer and sale of securities to be issued in connection with the completion of the proposed business combination.  Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they contain important information about LMAO, SeaStar Medical and the transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by LMAO through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: LMF Acquisition Opportunities, Inc., 1200 Platt Street, Suite 1000 Tampa, FL 33602.

Participants in the Solicitation

LMAO and SeaStar Medical and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the business combination transaction. Information about the directors and executive officers of LMAO are set forth in LMAO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement and will be contained in the other relevant materials to be filed with the SEC regarding the business combination transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955.  These forward-looking statements include, without limitation, LMAO’s and SeaStar Medical’s expectations with respect to the proposed business combination between LMAO and SeaStar Medical, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of SeaStar Medical, the products offered by SeaStar Medical and the markets in which it operates, and SeaStar Medical’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside LMAO’s and SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between SeaStar Medical and LMAO may not be completed in a timely manner or at all, which may adversely affect the price of LMAO’s securities, (ii) the risk that the transaction may not be completed by LMAO’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of LMAO and the satisfaction of the minimum trust account amount following redemptions by LMAO’s public stockholders, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on SeaStar Medical’s business relationships, performance, and business generally, (vii)

the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against SeaStar Medical or LMAO following the announcement of the proposed business combination, (x) the ability to maintain the listing of LMAO’s securities on the Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which SeaStar Medical operates, (xiii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize SeaStar Medical’s products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (xiv) the risk that SeaStar Medical may never achieve or sustain profitability; (xv) the risk that SeaStar Medical may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (xviii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xx) other risks and uncertainties indicated from time to time in LMAO’s registration statement on Form S-4 (File No. 333-264993), including those under the “Risk Factors” section therein and in LMAO’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical and LMAO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	LMF Acquisition Opportunities and SeaStar Medical Announce Effectiveness of Registration Statement and Special Meeting of Stockholders to be Held on October 18, 2022 to Approve Business Combination
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LMF Acquisition Opportunities, Inc.

Dated: September 28, 2022	By:	/s/ Richard Russell
		Name:	Richard Russell
		Title:	Chief Financial Officer, Treasurer and Secretary

***

Exhibit 99.1

LMF Acquisition Opportunities and SeaStar Medical Announce Effectiveness of Registration Statement and Special Meeting of Stockholders to be Held October 18, 2022 to Approve Business Combination

All stockholders of LMF Acquisition Opportunities as of September 23, 2022 are encouraged to vote their shares as soon as possible before the special meeting

Stockholders who need assistance voting their shares should contact LMF Acquisition Opportunities’ proxy solicitor, Alliance Advisors, toll-free at (855) 935-2548 or by email to lmao@allianceadvisors.com

Following closing, the combined company’s common stock and warrants are expected to trade under the ticker symbols “ICU” and “ICUCW”, respectively

Denver, Colo. and Tampa, Fl., September 28, 2022  -- LMF Acquisition Opportunities, Inc. (NASDAQ: LMAO) (LMAO), a special purpose acquisition company sponsored by LM Funding America, Inc. (NASDAQ:LMFA), and SeaStar Medical, Inc., a medical technology company developing proprietary solutions to reduce the consequences of hyperinflammation on vital organs, today announced that LMAO’s registration statement on Form S-4 (“Registration Statement”) related to the two companies’ previously announced business combination was declared effective by the U.S. Securities and Exchange Commission on September 26, 2022.

LMAO commenced mailing to stockholders on September 28, 2022 the definitive proxy statement relating to the special meeting of LMAO stockholders (the “Special Meeting”). The Special Meeting to approve the pending business combination and other related matters is scheduled for October 18, 2022 at 10:00 a.m. Eastern Time. The Special Meeting will be held at LMAO’s office located at 1200 W. Platt St., Suite 100, Tampa, Florida 33606. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close and trading of the combined entity will commence on NASDAQ shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

LMAO stockholders at the close of business on the record date of September 23, 2022 are entitled to notice of the Special Meeting and should vote before 11:59 p.m. ET on October 17, 2022. LMAO stockholders can exercise their votes online, via telephone or by mail. LMAO stockholders who need assistance voting or have questions regarding the Special Meeting may contact LMAO’s proxy solicitor, Alliance Advisors, toll-free at (855) 935-2548 or by email to lmao@allianceadvisors.com.

LMAO’s board of directors unanimously recommends that its stockholders vote “FOR” each of the proposals, including the proposed business combination.

About SeaStar Medical, Inc.

Denver-based SeaStar Medical, Inc. is a medical technology company that is focusing on redefining how extracorporeal therapies may reduce the consequences of excessive inflammation on vital organs. SeaStar Medical’s novel technologies rely on science and innovation to provide life-saving solutions to critically ill patients. It is developing and commercializing extracorporeal therapies that target the effector cells that drive systemic inflammation, causing direct tissue damage and secreting a range of pro-inflammatory cytokines that initiate and propagate imbalanced immune responses. For more information visit http://www.seastarmedical.com/ or visit us on LinkedIn or Twitter.

About LMF Acquisition Opportunities, Inc.

LMF Acquisition Opportunities, Inc. (Nasdaq: LMAO) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. LMAO is led by Bruce M. Rodgers, Chief Executive Officer and Chairman of the Board. For more information, visit www.lmfacquisitions.com.

As previously announced, SeaStar Medical and LMAO entered into a definitive agreement for a business combination transaction whereby SeaStar Medical will become publicly listed on Nasdaq, subject to approval by stockholders of LMAO and other customary closing conditions.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955.  These forward-looking statements include, without limitation, LMAO’s and SeaStar Medical’s expectations with respect to the proposed business combination between LMAO and SeaStar Medical, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of SeaStar Medical, the products offered by SeaStar Medical and the markets in which it operates, and SeaStar Medical’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside LMAO’s and SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between SeaStar Medical and LMAO may not be completed in a timely manner or at all, which may adversely affect the price of LMAO’s securities, (ii) the risk that the transaction may not be completed by LMAO’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of LMAO and the satisfaction of the minimum trust account amount following redemptions by LMAO’s public stockholders, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on SeaStar Medical’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against SeaStar Medical or LMAO following the announcement of the proposed business combination, (x) the ability to maintain the listing of LMAO’s securities on the Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which SeaStar Medical operates, (xiii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize SeaStar Medical’s products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (xiv) the risk that SeaStar Medical may never achieve or sustain profitability; (xv) the risk that SeaStar Medical may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (xviii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xx) other risks and uncertainties indicated from time to time in LMAO’s registration statement on Form S-4 (File No. 333-264993), including those under the “Risk Factors” section therein and in LMAO’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical and LMAO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information and Where to Find It

In connection with the business combination transaction, LMAO has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes the proxy statement relating to LMAO’s solicitation of proxies for the vote by LMAO’s stockholders with respect to the transaction, as well as the prospectus relating to the offer and sale of securities to be issued in connection with the completion of the proposed business combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they contain important information about LMAO, SeaStar Medical and the transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by LMAO through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: LMF Acquisition Opportunities, Inc., 1200 Platt Street, Suite 1000 Tampa, FL 33602.

Participants in Solicitation

LMAO and SeaStar Medical and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the business combination transaction. Information about the directors and executive officers of LMAO are set forth in LMAO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement and will be contained in the other relevant materials to be filed with the SEC regarding the business combination transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Media Relations Contact:
Patty Caballero
Email: patty@pscconsulting.net
Tel: 862.216.7523

Investor Relations Contact:
David Waldman or Natalya Rudman
Crescendo Communications, LLC
Email: lmao@crescendo-ir.com
Tel: 212-671-1020

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